Your **Vote** Counts!

ATI PHYSICAL THERAPY, INC.

2024 Annual Meeting
Vote by June 11, 2024
11:59 PM ET



ATI PHYSICAL THERAPY, INC.
C/O PROXY SERVICES
P.O. BOX 9163
FARMINGDALE, NY 11735

V39177-P05550

You invested in ATI PHYSICAL THERAPY, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on June 12, 2024.**

Get informed before you vote

View the Combined Document online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 29, 2024. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

 For complete information and to vote, visit **www.ProxyVote.com**

Control #

Smartphone users

Point your camera here and vote without entering a control number





Vote Virtually at the Meeting*

June 12, 2024
1:00 p.m., Central Time

Virtually at:
www.virtualshareholdermeeting.com/ATIP2024

*Please check the meeting materials for any special requirements for meeting attendance.

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote on these important matters.

Voting Items	Board Recommends
1. To ratify the appointment of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for the fiscal year ending December 31, 2024.	✔ For
2. To elect nine Directors, each for a one-year term. 01) Joanne Burns 06) John Larsen 02) James Parisi 07) Carmine Petrone 03) Sharon Vitti 08) Randy Raisman 04) Daniel Dourney 09) Andrew Shannahan 05) Jeff Goldberg	✔ For
3. To approve, on a non-binding advisory basis, the compensation of our Named Executive Officers.	✔ For
4. To approve an amendment to the ATI Physical Therapy, Inc. 2021 Equity Incentive Plan to increase the number of shares available for issuance thereunder.	✔ For

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Delivery Settings".

V39178-P05550